EX-16.1

November 21, 2005

Division of Corporation Finance
Chief Accountant’s Office
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7561

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on November 15, 2005, to be filed by our former client, the Smart Online, Inc. We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

/s/ BDO Seidman, LLP

BDO Seidman, LLP